ROCK RESOURCES INC.
#610 – 1111 Melville Street, Vancouver, BC, Canada, V6E3V6
Web Site: www.rockresources.com • Email: info@rockresources.com
TSX Venture: RCK

TRES-OR RESOURCES LTD.
1934 – 131 Street, White Rock, BC, Canada, V4A 7R7
Web Site: www.tres-or.com • Email: info@tres-or.com
TSX Venture: TRS

NEWS RELEASE

TEMAGAMI NORTH PROJECT EXPANDED

Rock Resources Inc. ("Rock") and Tres-Or Resources Ltd. ("Tres-Or") are pleased to announce the companies have reached an agreement to continue aggressive exploration in the Temagami area. In consideration for the expanded and extended agreement and in settlement of approximately C$40,000 of outstanding exploration expenditures, Rock has paid Tres-Or 290,000 Tres-Or shares and $5,000.

Rock will spend $225,000 in exploration work on the 104 Temagami North claims by November 30, 2004. Rock is currently earning a two thirds interest in the properties which are located proximal to known diamond-bearing kimberlite pipes and the claims cover high quality magnetic targets in the Cobalt /New Liskeard kimberlite field. Exploration budgets will include diamond drilling, as previously announced on January 22, 2003.

Concurrently, Rock is to earn a 50% interest in 169 contiguous Cobalt South claim units which are on strike and contiguous with the Cabo Mining Corp. diamond-bearing lamprophyric breccia dyke complex near Cobalt, Ontario. Rock will earn a 50% interest in the Cobalt South claims by paying $5,000 to Tres-Or on July 30, 2003 and funding $75,000 in exploration work by June 30, 2004; $100,000 in exploration work by June 30, 2005; and $200,000 in exploration work on the property by January 31, 2007. Rock has been granted a one-time right to purchase an additional 1.0% interest for $1.5 million to Tres-Or up until the first anniversary date of regulatory approval of a Joint Venture Agreement. Tres-Or is the project Operator and will receive 10% management fees on exploration expenditures.

The Cobalt South claims are subject to a 2.5% NSR. Tres-Or retains the right to purchase 1.0% of the NSR for $1.0 million and retains the First Right of Refusal to buy-back the remaining 1.5% NSR.

The geology of northeastern Ontario and Quebec is favourable for primary diamond deposits due to the underlying Archean craton that has been stable for at least 2.5 billion years and major, deep structures favourable for the ascending kimberlite magmas such as the Lake Timiskaming Structural Zone. This is supported by research and exploration results that demonstrate the upper mantle in eastern Canada is significantly diamond-bearing.

In the Cobalt/New Liskeard kimberlite field, a total of 14 kimberlite pipes are known, seven of which are diamond-bearing. At least one pipe, the 95-2 pipe is undergoing bulk sample testing by Sudbury Contact Mines and to the north, De Beer's has recently commenced feasibility studies on the Victor kimberlite pipe of the Attiwapiskat kimberlite cluster in northern Ontario, some 600 kilometres to the northwest of the Temagami projects along the same controlling structure.

ON BEHALF OF
THE BOARD OF DIRECTORS OF
ROCK RESOURCES INC.
"Graeme Rowland"

Graeme Rowland
Chairman and President

ON BEHALF OF
THE BOARD OF DIRECTORS OF
TRES-OR RESOURCES LTD.
"Laura Lee Duffett"

Laura Lee Duffett
President

For further information contact:
Rock Resources Inc:
Graeme Rowland
Phone: (604) 688-3304
e-mail: graeme@rockresources.com website: www.rockresources.com

Tres-Or Resources Ltd:
Laura Lee Duffett, P.Geo., President
Phone: (604) 541-8376 Fax: (604) 541-8926
e-mail: info@tres-or.com website: www.tres-or.com